Invesco
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com/us
December 29, 2011
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) File Nos: 811-07890 and 033-66242
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on December 12, 2011, regarding Post-Effective Amendment No. 43 (the “Amendment”) to the AIM Tax-Exempt Funds’ (Invesco Tax-Exempt Funds’) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective January 3, 2012. The purpose of the Amendment is to register a new class of shares for the Invesco Van Kampen High Yield Municipal Fund (the “Fund”). These comments and responses apply to Institutional Class Shares of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Please add the ticker symbol to the front cover of the prospectus and the financial highlights to the prospectus.
     Response: The requested information has been added.
2. Comment: In the section entitled “Fund Summary — Fees and Expenses of the Fund,” in the one sentence under the heading, consider deleting the words “Institutional Class.”
     Response: The requested information has been deleted.

3. Comment: In the section entitled “Fund Summary — Annual Total Operating Expenses” consider reorganizing the “Total Other Expenses,” “Interest Expense and “Other Expense” rows and consider deleting the related footnote.
     Response: The disclosure has been revised. The requested rows have been reorganized and indented and the footnote has also been revised, rather than deleted, since the new Institutional share class is comparable to a new fund in that it does not have financial statements and the Other Expenses figure does include estimated amounts.
4. Comment: In the section entitled “Fund Summary — Portfolio Turnover,” explain why a stub period is described.
     Response: A stub period is described in the Portfolio Turnover section because the Fund’s fiscal year end was changed to February 28th this past year. The information included in the Portfolio Turnover section mirrors the portfolio turnover description in the Fund’s most recent Annual Report to shareholders.
5. Comment: In the section entitled “Fund Summary — Principal Investment Strategies of the Fund,” consider adding disclosure that explains how high yield securities differ from other municipal securities.
     Response: The summary prospectus has been updated and includes the following two paragraphs:
Medium- and Lower-Grade Municipal Securities Risk. Securities which are in the medium- and lower-grade categories generally offer higher yields than are offered by higher-grade securities of similar maturity, but they also generally involve more volatility and greater risks, such as greater credit risk, market risk+, liquidity risk, management risk, and regulatory risk. Furthermore, many medium- and lower-grade securities are not listed for trading on any national securities exchange and many issuers of medium- and lower-grade securities choose not to have a rating assigned to their obligations by any nationally recognized statistical rating organization. As a result, the Fund’s portfolio may consist of a higher portion of unlisted or unrated securities as compared with an investment company that invests solely in higher-grade securities. Unrated securities are usually not as attractive to as many buyers as are rated securities, a factor which may make unrated securities less marketable. These factors may have the effect of limiting the availability of the securities for purchase by the Fund and may also limit the ability of the Fund to sell such securities at their fair value either to meet redemption requests or in response to changes in the economy or the financial markets. Investors should carefully consider the risks of owning shares of a fund which invests in medium- and lower-grade municipal securities before investing in the Fund.
High Yield Municipal Securities and Junk Bond Risk. High yield municipal securities including junk bonds involve a greater risk of default or price changes due to changes in the credit quality of the issuer. The values of these securities fluctuate more than those of high-quality bonds in response to company, political, regulatory or economic developments. The values can also decline significantly over short periods of time.
6. Comment: In the second sentence of the section entitled “Fund Summary — Principal Investment Strategies of the Fund,” consider changing the words “medium- and lower-” grade to “below investment” grade.

     Response: The commonly used term, “below investment grade,” alone does not accurately reflect the securities defined as medium- and lower-grade securities.
Additionally, the summary prospectus has been updated to state, “[t]he Fund’s investment adviser, Invesco Advisers, Inc. (the Adviser), generally seeks to achieve the Fund’s investment objective by investing at least 75% of its net assets in high yield securities, specifically medium- and lower-grade municipal securities. At times, the Fund may invest in higher-grade issues.”
7. Comment: In the fifth sentence of the section entitled “Fund Summary — Principal Investment Strategies of the Fund,” consider changing the word “Lower-” grade to “Below investment” grade.
Response: The commonly used term, “below investment grade,” alone does not accurately reflect the securities defined as lower-grade securities.
Additionally, the statutory prospectus has been updated as follows:
The Adviser generally seeks to achieve the Fund’s investment objective by investing at least 75% of its assets in high yield securities specifically medium- and lower-grade municipal securities. Medium- and lower-grade municipal securities are high yield securities rated at the time of purchase by Standard & Poor’s Ratings Services (S&P) or Fitch, Inc. (Fitch) as BBB through CC (inclusive) for bonds or SP-2 or lower for notes; by Moody’s Investors Services. Inc. (Moody’s) as Baa through Ca (inclusive) for bonds or MIG3 or VMIG3 or lower for notes; or unrated municipal securities determined by the Adviser to be of comparable quality at the time of purchase. Securities rated by S&P and Fitch as BB or below for bonds or SP-3 or below for notes, by Moody’s as Ba or below for bonds or SG or below for notes, or unrated municipal securities of comparable quality are commonly referred to as junk bonds or below investment grade securities. Medium- and lower-grade securities are, therefore, inclusive of some securities below investment grade.
8. Comment: In the section entitled “Fund Summary — Principal Investment Strategies of the Fund,” consider clarifying the buy/sell strategy of the fund as the prospectus discloses what the fund will invest in but more detail is needed with regard to when or how the fund will invest in the described securities.
     Response: The summary prospectus has been updated as follows:
The Adviser buys and sells securities for the Fund’s portfolio with a view to seeking a high level of interest income exempt from federal income tax and selects securities that the Adviser believes entail reasonable credit risk considered in relation to the investment policies of the Fund. As a result, the Fund will not necessarily invest in the highest yielding municipal securities permitted by its investment policies if the Adviser determines that market risks or credit risks associated with such investments would subject the Fund’s portfolio to undue risk. The potential realization of capital gains or losses resulting from possible changes in interest rates will not be a major consideration and frequency of portfolio turnover generally will not be a limiting factor if the Adviser considers it advantageous to purchase or sell securities. Portfolio securities are typically sold when the assessments of the Adviser of such securities materially change. Specifically, sell decisions are based on (i) a deterioration or likely deterioration of an individual issuer’s capacity to meet its debt obligations on a timely basis; (ii) a deterioration or likely deterioration of the broader fundamentals of a particular industry or sector; or (iii) opportunities in the secondary or primary market to exchange into a security with better relative value.
9. Comment: In the section entitled “Fund Summary — Principal Investment Strategies of the Fund,” consider revising the derivative disclosure to be more specific so as to describe what derivatives the fund plans to invest in and for what purpose.
     Response: Inverse floating rate investments are the only derivatives the Fund uses as a principal investment strategy.
Accordingly, the summary prospectus has been updated to state, “[t]o meet its investment objective, the Fund invests in different types of general obligation and revenue obligation securities, including fixed and variable rate securities, municipal notes, variable rate demand notes, municipal leases, custodial receipts, participation certificates and inverse floating rate investments.”
10. Comment: In the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Investment Objective(s),” consider adding disclosure that shareholders will receive advance notice of any investment objective change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
11. Comment: In the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” explain why securities in this basket are not governed by specific rating categories and clarify why BBB securities are included in this basket since they are not high yield securities.
     Response: We have removed the phrase, “[a]lthough not governed by specific rating categories,” in the principal investment strategy section.
We believe that securities rated BBB and below by S&P are considered by the industry to be high yield securities (bonds). The Fund invests in such securities.
12. Comment: The sixth paragraph in the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” confirm whether this paragraph relates to a principal investment strategy and if it is a principal strategy, then consider including in the summary as well.
     Response: We have determined that this paragraph does not relate to current principal investment strategies and have removed it from the prospectus.
13. Comment: The seventh paragraph in the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” is risk disclosure, consider moving to the risk section of the prospectus.
     Response: The requested change has been made.
14. Comment: In the twelfth paragraph under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” explain “derivative municipal securities” and state whether they are included in the 80% test. Also, consider providing risk disclosure for tender option bonds and inverse floaters.
     Response: We have removed the reference to “derivative municipal securities.”
We have revised the derivatives disclosure as follows:
Derivatives Risk. The use of derivatives, including inverse floating rate investments, involves risks that are different from, and possibly greater than, the risks associated with other portfolio investments. Inverse floating rate investments risk generally includes embedded leverage, thus exposing the Fund to greater risks and increased costs. The market value of a leveraged inverse floating rate investment generally will fluctuate in response to changes in market rates of interest to a greater extent than the value of an unleveraged investment. The extent of increases and decreases in the value of inverse floating rate investments generally will be larger than changes in an equal principal amount of a fixed rate security having similar credit quality, redemption provisions and maturity, which may cause the Fund’s net asset value to be more volatile than if it had not invested in inverse floating rate investments.
15. Comment: In relation to inverse floating residual interest described in the twelfth paragraph under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” confirm whether this is a principal investment objective of the fund.
     Response: Yes, this is a principal investment strategy of the Fund.
16. Comment: Consider moving the paragraph in the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks — Other Municipal Securities Risk,” that describes the alternative minimum tax to the principal investment section.
     Response: The requested change has been made.
17. Comment: Consider revising and reorganizing the prospectus disclosure so that principal strategies come first with accompanying risks and then other strategies and accompanying risks. Be sure to include all principal strategies and risks in the summary section.
     Response: The requested changes have been made.
18. Comment: Consider moving the second paragraph relating to futures contracts in the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks — Derivatives,” to the strategy section of the prospectus.
     Response: We have determined that the Fund does not invest in futures contracts as a principal investment strategy; therefore, we have removed the reference.
19. Comment: Consider adding counterparty risk disclosure to the prospectus.
     Response: The requested changes have been made

20. Comment: Consider moving the second paragraph relating to illiquid securities under the section “Investment Objective(s), Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks — Other Investment and Risk Factors,” to the principal investment section of the prospectus due to the 15% limit.
     Response: The requested change has been made.
21. Comment: In the section entitled “Shareholder Account Information — Fair Value Pricing,” consider discussing other effects such as how the fair value pricing differs from the market and related risks to shareholders.
     Response: We understand and appreciate the nature of this comment and will take the comment under advisement for future updates. Note, all of the prospectuses across the Invesco fund complex under the Shareholder Account Information section are formatted in the same manner and, therefore, reformatting the Fund’s prospectus would impact each of the prospectuses in the fund complex.
22. Comment: Consider adding the appendices listed in the table of contents in the statement of additional information to the body of the document.
     Response: We understand and appreciate the nature of this comment and will take the comment under advisement for future updates. Note, all of the SAIs across the Invesco fund complex are formatted in the same manner and, therefore, reformatting the Fund’s SAI would impact each of the SAIs in the fund complex.
23. Comment: In Appendix C, “Trustees and Officers,” confirm that the information listed for “Other Trusteeships Held by the Trustee” is for the last five years.
     Response: Item 17(2)(a)(1) of Form N-1A requires only that the Registrant provide information on “Other Directorships Held by Director” and no time period is specified. Therefore, information on current directorships held will be provided for each Trustee.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen Rimes, Esq.
Assistant General Counsel